Mail Stop 6010

November 22, 2006

Mr. Don Gilbreath
Chief Executive Officer
Comcam International, Inc.
1140 McDermott Drive – Suite 200
West Chester, Pennsylvania 19380

Re: Comcam International, Inc.
Amendment No. 2 to Form 10-SB Registration Statement
File No. 0-51763

Dear Mr. Gilbreath:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Financial Statements, page F-8

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

1.   We acknowledge your revised revenue recognition disclosures in response to comment 4. Please revise this disclosure and the related critical accounting policies disclosures in the MD&A to include much of the information that you provided to us supplementally in the

first paragraph of your response to comment 5 including how the timing of your "when invoiced" policy relates to when services are actually performed.

2.   It is unclear from your response to comment 5 whether the arrangements under which you perform multiple revenue-generating activities to your customers contain more than one unit of accounting or not. Please provide us your analysis in accordance with paragraph 9 of EITF 00-21 to explain why the elements of your major multiple revenue generating arrangements do not qualify for the accounting treatment prescribed in this accounting guidance. Please revise your revenue recognition disclosure in accordance with the requirements of paragraph 18 of EITF 00-21 to specifically address how these criteria affect your actual revenue recognition.

Note 5 – Notes Payable, page F-11

3.   Please revise your filing to include a discussion of significant factors, assumptions, and methodologies used in determining the fair value of the warrant and the fair value of the convertible debt and describe how you allocated the proceeds between the warrant and the convertible unsecured note payable to ACC Investors, LLC. Disclose your accounting for the warrants and for the conversion feature. Also, disclose the significant terms of the warrants.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551-3656, or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at (202) 551-3609, or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director